Exhibit 99.05
News release...
Date: 26 November 2007
Ref: PR581g
Rio Tinto approves Diavik underground mining
Rio Tinto has approved investment in the underground mining phase of the Diavik Diamond Mine. The approval is for additional funding of US$563 million bringing the total investment to date in the underground mine to US$787 million. The investment will be funded by the two Diavik joint venture partners, Rio Tinto at 60 per cent and Harry Winston Diamond Corporation (formerly Aber Diamond Corporation) at 40 per cent.
Under the current life of mine plan, diamond production from underground would begin in 2009 and continue beyond 2020. Open pit mining is expected to cease in 2012, at which time Diavik would become an all underground mine. Diavik’s total mine life remains within the 16 to 22 years projected in the original feasibility study of 1999.
To support underground mining, Diavik must construct new surface works including a crusher and paste backfill plant, expand its water treatment and power generating plants, and construct ancillary facilities including fuel and cement storage, and additional accommodation facilities. Approximately 20 kilometres of underground development works will also be established to bring underground mining into production. The capital investment of US$563 million will be spent over the next two years, adding to the US$224 million invested in 2006-07 for the underground feasibility studies and related capital projects.
This significant new investment in underground mining will provide training, employment, and business opportunities in addition to those significant benefits that Diavik already provides. Diavik remains firmly committed to continuing its work with local communities and governments to meet its socio-economic and its environmental commitments.
The Diavik Diamond Mine, located 300 km. northeast of Yellowknife, Northwest Territories, is an unincorporated joint venture between DDMI (60 per cent) and Aber Diamond Mines Ltd. (40 per cent). Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is wholly owned by Harry Winston Diamond Corporation of Toronto, Canada. DDMI is the operator of the project.
Cont.../
Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
Registered Office: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

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Forward looking statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

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